CUSIP No. 871565107	SCHEDULE 13D/A	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Synalloy Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

871565107
(CUSIP Number)

Paul Douglass

Christopher Hutter

UPG Enterprises LLC

1400 16th Street, #250

Oak Brook, IL 60523

(630) 822-7000

Thomas A. Monson, Esq.

Jeremy A. Casper, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 871565107	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON UPG Enterprises LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,401
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 723,401
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 871565107	SCHEDULE 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Paul Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 723,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 723,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	SCHEDULE 13D/A	Page 4 of 7

1	NAME OF REPORTING PERSON Christopher Hutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 723,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 723,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	SCHEDULE 13D/A	Page 5 of 7

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.  Identity and Background.

Item 2 is hereby amended to add the following:

Upon the conclusion of the Issuer’s 2020 annual meeting of stockholders held on June 30, 2020 (the “Annual Meeting”), at which Christopher Hutter, Benjamin Rosenzweig and John P. Schauerman were elected to the Board of Directors (the “Board”), that certain Joint Filing and Solicitation Agreement, dated as of March 16, 2020 (the “Solicitation Agreement”), terminated in accordance with its terms. Effective upon the termination of the Solicitation Agreement, Privet Fund LP (“Privet Fund”), Privet Fund Management LLC (“Privet Fund Management”), Ryan Levenson and Mr. Rosenzweig (collectively, “Privet”) and (ii) UPG Enterprises LLC, Paul Douglass and Mr. Hutter (collectively, “UPG”) entered into the Group Agreement (as defined in Item 4). As a result, UPG may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Privet and UPG. It is the understanding of UPG that Privet will file a separate Schedule 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning Privet and its investment in the Issuer. Andee Harris, Aldo Mazzaferro and Mr. Schauerman are no longer members of the Section 13(d) group.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the preliminary voting results from the Annual Meeting, three of Privet and UPG’s director nominees, Christopher Hutter, Benjamin Rosenzweig and John P. Schauerman, were elected to the Board by the Issuer’s stockholders.

On June 30, 2020, effective upon the conclusion of the Annual Meeting, UPG entered into a Group Agreement (the “Group Agreement”) with Privet. Pursuant to the Group Agreement, Privet and UPG agreed, among other things, to form a group for the purpose of focusing on methods to drive stockholder value and engaging in discussions with the Issuer regarding means to enhance stockholder value; provided, however, for the avoidance of doubt, Messrs. Rosenzweig and Hutter shall act in accordance with their fiduciary duties as directors of the Issuer and nothing in the Group Agreement shall limit the exercise thereof. The foregoing description of the Group Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)         The aggregate percentage of Shares reported owned by each person named herein is based upon 9,058,040 Shares outstanding as of May 19, 2020, which is the total number of Shares outstanding as reported in Supplement No. 1 to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 4, 2020.

The Reporting Persons may be deemed to beneficially own 723,401 Shares, constituting approximately 8.0% of the outstanding Shares.

Privet has represented to the Reporting Persons that it beneficially owns 1,535,507 Shares.  Collectively, the Reporting Persons and Privet beneficially own 2,258,908 Shares, which represents approximately 24.9% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 1,535,507 Shares beneficially owned by Privet.

(b)         UPG has sole voting power and sole dispositive power with regard to 723,401 Shares held directly by it.  Each of Messrs. Douglass and Hutter, by means of his relationship to UPG, has shared voting power and shared dispositive power with regard to such Shares.

(c)          None of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.

CUSIP No. 871565107	SCHEDULE 13D/A	Page 6 of 7

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 30, 2020, Privet and UPG entered into the Group Agreement as defined and described in Item 4 above. A copy of the Group Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

1.           Group Agreement, by and among Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, Benjamin Rosenzweig, UPG Enterprises LLC, Paul Douglass and Christopher Hutter, dated June 30, 2020.

CUSIP No. 871565107	SCHEDULE 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2020

UPG Enterprises LLC

By:	/s/ Christopher Hutter
	Name:	Christopher Hutter
	Title:	Manager

/s/ Paul Douglass
Name: Paul Douglass

/s/ Christopher Hutter
Name: Christopher Hutter